APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS

TheTeSpa
Balance Sheet - unaudited
For the period ended 9/1/19

	Current Period	Prior Period
	1/1/19 - 9/1/19	12/18/19 - 12/31/18
ASSETS		
Current Assets:		
Cash	$ 128	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	208.45	89.67
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	336.40	89.67
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 336.40	$ 89.67
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		-	-
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		336.40	89.67
TOTAL LIABILITIES & EQUITY	$	**336.40**	$ **89.67**
Balance Sheet Check		-	-

I, Alexis Jones, certify that:

(1) The financial statements of TheTeSpa LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of TheTeSpa LLC have not been included in this Form as TheTeSpa LLC was formed on December 13, 2018 and has not filed a tax return to date.

Signature: DocuSigned by: [signature] 6D1EE103ACE7400...

Name: Alexis Jones

Title: Owner/Founder/Creator